
07005144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 27 2007

SEC FILE NUMBER
8- 49023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pacific Cornerstone Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1920 Main Street, Suite 400
(No. and Street)

Irvine,	**California**	**92614**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Garrard **949-852-1007**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260		**Los Angeles, CA**	**90064**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Garrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Cornerstone Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO / FINOP

Title

Notary Public



P. GALLAGHER
COMM. # 1598270
NOTARY PUBLIC CALIFORNIA
ORANGE COUNTY
My comm. expires July 30, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

PACIFIC CORNERSTONE CAPITAL, INC.
1920 MAIN STREET, SUITE 400
IRVINE, CALIFORNIA 92614

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Cornerstone Capital, Inc., (the Company) as of December 31, 2006 and related statements of income, changes in stockholders' equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
January 17, 2007

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		$568,107
Concession Receivable – CLFA and CCP REIT		66,537
Accounts receivable – other		4,668
Prepaid expense		15,000
Total assets		$654,312

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 40,739
Accrued liabilities		82,571
Due to CCP REIT		14,872
Concession payable – CCP REIT		37,433
Commission payable – CVI		32,744
Total liabilities		208,359
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 1,429 shares	$ 160,253	
Notes receivable	(40,170)	
Preferred stock – A – 1,200,000 shares	1,275,000	
Preferred stock – B – 1 share	248,975	
Retained earnings (deficit)	(1,198,105)	
Total stockholders' equity		445,953
Total liabilities and stockholders' equity		$654,312

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues:	
DPP concessions	$5,089,653
Interest	921
Total revenues	5,090,574
Expenses:	
Operating Costs – Page 10	4,672,894
Expense Sharing Agreement	120,000
	4,792,894
Net income before taxes	297,680
State income taxes	800
Net income	$ 296,880

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Notes Receivable Shareholder	Series A Preferred Stock	Series B Preferred Stock	Accumulated Deficit	Total
Balance at December 31, 2005	$160,253	$(40,170)	$1,275,000	$248,975	$(1,494,985)	$ 149,073
Net income for the year ended December 31, 2006					296,880	296,880
Balance at December 31, 2006	$160,253	$(40,170)	$1,275,000	$248,975	$(1,198,105)	$ 445,953

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 296,880
Adjustments to reconcile net income to net cash provided from operating activities:	
Concessions receivable – CLFA and CCP REIT	(66,537)
Accounts receivable	582
Prepaid expense	(15,000)
Due from, CIP	2,663
Accounts payable	34,083
Due to, CCP REIT	14,872
Concession payable – CRF/CCP REIT	33,933
Commission payable – CVI	32,744
Accrued liabilities	82,571
	119,911
Net cash flows provided by Operating Activities	416,791
Cash flows from investing activities:	--
Cash flows from financing activities:	--
Net increase in cash	416,791
Cash at beginning of period	151,316
Cash at end of year	$ 568,107

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ --

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Irvine, California, and is subject to a minimum net capital requirement of $5,000 under Securities and Exchange Commission (SEC) Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of the wholesale of direct participation programs. (DPP)

The Company's business during 2006 was all with related parties.

Expense Sharing Agreement
In June 2004, the Company entered into an agreement with an affiliate wherein the affiliate agrees to pay certain of the Company's expenses in consideration for exclusive marketing and sales consideration.

Under the terms of the agreement, the affiliate will pay 100% of the rent, telephone and other occupancy costs of the Company. In addition, the affiliate will pay 100% of the salaries, expenses and benefits for the shared employees (other than commissions from broker/dealer transactions) for the exclusive marketing activities from the Company. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the Company maintains a separate schedule of these expenses on a monthly basis. During 2006 the Company paid $120,000 toward the above common occupancy and shared employees' expenses.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company files its income tax returns on the cash basis of accounting. Deferred income taxes result primarily from the use of the cash method for tax purposes whereas the accrual method is used for accounting purposes.. As of December 31, 2006, the Company had a net operating loss carry forward of approximately $1,200,000 which has been fully reserved.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

NOTE 2 – INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received all its fees for selling Direct Participation Programs from related companies. Also, see Note 1 "Expense Sharing Agreement".

NOTE 4 – NET CAPITAL

The Company is subject to a minimum capital requirement that is the greater of $5,000 or 6 2/3% of aggregate indebtedness, $13,891 at December 31, 2006, under SEC Rule 15c3-1, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2006, the net capital was $359,748, which exceeded the required minimum capital by $345,857. The aggregate indebtedness to net capital ratio was 57.9%. See page 8.

NOTE 5 - EXEMPTION FROM THE SEC RULE 15C3-3

Pacific Cornerstone Capital, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Pacific Cornerstone Capital, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

PACIFIC CORNERSTONE CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total equity from statement of financial condition	$ 445,953
Less non-allowable assets:	
Concession Receivable – CLFA and CCP REIT	(66,537)
Accounts Receivable – other	(4,668)
Prepaid Expense	(15,000)
	(86,205)
Net capital	$ 359,748

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness of $208,359)	$ 13,891
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above two figures)	$ 13,891
Excess net capital	$ 345,857

COMPUTATION OF RATIO OF AGGREGATRE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 208,359
Ratio of aggregate indebtedness to net capital	57.9%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The following is a reconciliation as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited	$ 367,792
Retained earnings	(8,044)
Audited	$ 359,748

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
January 17, 2007

PACIFIC CORNERSTONE CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2006

Advertising Expense	$ 1,086
Audit Expense	13,120
Business Licenses & Permits	25
CCP REIT Concessions	2,384,432
CCP REIT Due Diligence	21,264
CCP REIT Marketing Expense	113,917
CCP REIT Training & Education	176,402
CIP Leveraged Concessions	1,146,289
CIP Leveraged Due Diligence	54,141
CIP Leveraged Education & Training	112,062
CIP Leveraged Marketing Expense	30,437
Cornerstone Ind Prop Concessions	7,900
Cornerstone Ind Prop Marketing Expense	363
Cornerstone Realty concessions	46,005
Cornerstone Realty Marketing Expense	10,704
Commissions	183,830
Dues & Subscriptions	11,816
Education & Training	47,666
Entertainment & Meals	898
Incentive Bonus	11,228
Insurance Expense	467
Marketing Expense	17,000
Office Expense	10
Postage & Delivery	25,465
Printing Expense	2,893
Professional Services	111,250
Regulatory Filing Fees	48,111
Sponsorship Fees	82,364
Travel Expenses	10,947
Miscellaneous Expenses	802
Total	$4,672,894

See Accompanying Notes to Financial Statements

PART II

PACIFIC CORNERSTONE CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Pacific Cornerstone Capital, Inc., (hereafter referred to as the "Company") for the year ended December 31, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with Section 8 of Federal Reserve Regulation T of the Board of Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
January 17, 2007

END